UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)


                             EMPIRE RESOURCES, INC.
                                (Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE                              29206E100
   (Title of Class of Securities)                                 (CUSIP Number)


                                   NATHAN KAHN
                                   SANDRA KAHN
                           C/O EMPIRE RESOURCES, INC.
                                ONE PARKER PLAZA
                               FORT LEE, NJ 07024
                                 (201) 944-2200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 AUGUST 31, 2006
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[_]



                               (Page 1 of 6 Pages)

------------------------------                            ----------------------
CUSIP No. 29206E100                    SCHEDULE 13D           Page 2 of 6 Pages
------------------------------                            ----------------------


-------   ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON:                                 Nathan Kahn

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY) (Intentionally omitted)
-------   ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER
          OF A GROUP                                            (a) [X]
                                                                (b) [_]
-------   ----------------------------------------------------------------------
   3      SEC USE ONLY

-------   ----------------------------------------------------------------------
   4      SOURCE OF FUNDS                                             N/A

-------   ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL
          PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(D) OR 2(E)                                      [_]
-------   ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   United States
-------   ----------------------------------------------------------------------
                          7      SOLE VOTING POWER


                       -------    ----------------------------------------------
  NUMBER OF               8      SHARED VOTING POWER
   SHARES                                                           3,777,523
BENEFICIALLY
   OWNED               -------    ----------------------------------------------
     BY                   9      SOLE DISPOSITIVE POWER
    EACH
 REPORTING
 PERSON WITH           -------    ----------------------------------------------
                         10      SHARED DISPOSITIVE POWER           3,777,523


-------   ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY
          OWNED BY EACH REPORTING PERSON                              3,777,523*
-------   ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES
-------   ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                          38.6%
-------   ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                    IN


-------   ----------------------------------------------------------------------




---------------------
* Includes 3,801,523 currently outstanding shares of Common Stock and 24,000 shares underlying currently exercisable options held by Nathan and Sandra Kahn.

------------------------------                            ----------------------
CUSIP No. 29206E100                    SCHEDULE 13D           Page 3 of 6 Pages
------------------------------                            ----------------------


-------   ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON:                                 Sandra Kahn

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          (Intentionally omitted)
-------   ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER
          OF A GROUP                                            (a) [X]
                                                                (b) [_]
-------   ----------------------------------------------------------------------
   3      SEC USE ONLY

-------   ----------------------------------------------------------------------
   4      SOURCE OF FUNDS                                             N/A

-------   ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL
          PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(D) OR 2(E)                                      [_]
-------   ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   United States
-------   ----------------------------------------------------------------------
                          7      SOLE VOTING POWER


                       -------    ----------------------------------------------
  NUMBER OF               8      SHARED VOTING POWER
   SHARES                                                           3,777,523
BENEFICIALLY
   OWNED               -------    ----------------------------------------------
     BY                   9      SOLE DISPOSITIVE POWER
    EACH
 REPORTING
 PERSON WITH           -------    ----------------------------------------------
                         10      SHARED DISPOSITIVE POWER           3,777,523


-------   ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY
          OWNED BY EACH REPORTING PERSON                              3,777,523*
-------   ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES
-------   ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                          38.6%
-------   ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                    IN


-------   ----------------------------------------------------------------------




---------------------
* Includes 3,801,523 currently outstanding shares of Common Stock and 24,000 shares underlying currently exercisable options held by Nathan and Sandra Kahn.

------------------------------                            ----------------------
CUSIP No. 29206E100                    SCHEDULE 13D           Page 4 of 6 Pages
------------------------------                            ----------------------


          This Amendment No. 3 amends the Schedule 13D filed on October 27, 1999 (including Amendment No. 1 thereto dated August 15, 2005, and Amendment No. 2 thereto, dated May 17, 2006, the "Statement") and is filed by Nathan Kahn and Sandra Kahn (the "Reporting Persons") with respect to the common stock, par value $.01 per share (the "Common Stock"), of Empire Resources, Inc. (the "Issuer"). Unless otherwise defined herein, the information set forth in the Statement remains unchanged. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 3 are incorporated herein by reference.

          b) The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Amendment No. 3 are incorporated herein by reference.

          c) On August 31, 2006, the Reporting Persons sold 250,000 shares of Common Stock on the American Stock Exchange through a brokerage account at the price per share of $11.66.

          d)   Not applicable.

          e)   Not applicable.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.



                                                     /s/  Nathan Kahn
                                                     ---------------------------
                                                     Nathan Kahn, individually



                                                     /s/  Sandra Kahn
                                                     ---------------------------
                                                     Sandra Kahn, individually